Exhibit 99.2

STANTEC

ANNUAL INFORMATION FORM

MARCH 27, 2008

TSX STN
NYSE SXC

Stantec

TABLE OF CONTENTS
STANTEC INC. ANNUAL INFORMATION FORM	4

CORPORATE STRUCTURE	5

Name, Address, and Incorporation	5

Intercorporate Relationships	5

GENERAL DEVELOPMENT OF THE BUSINESS	8

Three-Year History	8

Current Trends	9

DESCRIPTION OF THE BUSINESS	9

Business Units	10
Acquisitions	13
Research and Development	15
Employees	15
Competitive Conditions	15
Social or Environmental Policies	16
International Operations	16
Dividend Policy	17

RISK FACTORS	17

Managing Our Risks	25

DESCRIPTION OF CAPITAL STRUCTURE	26

Preferred Shares	27

Common Shares	27

MARKET FOR SECURITIES	27

AUDIT COMMITTEE INFORMATION	28

Audit Committee Terms of Reference	28

Composition of the Audit Committee	28

Preapproval Policy	29

External Auditor Service Fees	29

DIRECTORS AND OFFICERS	30

LEGAL PROCEEDINGS	33

TRANSFER AGENT	33

MATERIAL CONTRACTS	33

INTERESTS OF EXPERTS	33

ADDITIONAL INFORMATION
34
APPENDIX I	35

STANTEC INC.	ANNUAL INFORMATION FORM
MARCH 27, 2008

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are included in this annual information form (including documents incorporated by reference) and may be included in filings with Canadian and US securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2008 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian or US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on its forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Assumptions about the performance in 2008 of the Canadian and US economies and how this performance will affect our business are material factors we consider in determining our forward-looking statements and are discussed in the Outlook section of our management’s discussion and analysis for the year ended December 31, 2007, filed on www.sedar.com and incorporated by reference.

In addition to the factors set out in the section below, the following factors, among others, could cause our actual results to differ materially from those projected in forward-looking statements:

•	Global capital market activities
•	Interest rate and currency value fluctuations
•	Our ability to execute our strategic plans or to complete or integrate acquisitions
•	Critical accounting estimates
•	The effects of war or terrorist activities
•	The effects of disease or illness on local, national or international economies
•	The effects of disruptions to public infrastructure, such as transportation and communications
•	Power or water supply disruptions
•	Industry and worldwide economic and political conditions
•	Regulatory and statutory developments
•	The effects of competition in the geographic and business areas in which we operate
•	Management actions
•	Technological changes

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. Investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. The forward-looking statements contained herein represent our expectations as of March 27, 2008, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made, from time to time, by the organization or on its behalf.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. Our Articles of Incorporation have been amended on several occasions, namely to change our Company’s name, amend share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors.

On August 15, 1984, the name 131277 Canada Ltd. was changed to Stanley Engineering Group Inc. and on October 18, 1989, it was changed to Stanley Technology Group Inc. On March 30, 1994, Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited to continue as Stanley Technology Group Inc. On October 28, 1998, the name Stanley Technology Group Inc. was changed to Stantec Inc.

Our head and principal office and our registered and records office are located at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

References in this annual information form to “Stantec” and the “Company” include, as the context may require, Stantec Inc. and all or some of the companies in which it has an interest collectively or one or more of such companies. References in this annual information form to “our,” “us,” or “we” also refer to “Stantec” in the contexts explained above.

Intercorporate Relationships

The following chart lists, as at December 31, 2007, the intercorporate relationships among Stantec and Stantec’s subsidiaries, the jurisdiction of incorporation of the companies, and the percentage of voting and restricted securities held by Stantec:

STANTEC INC.

SUBSIDIARY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION

659243 B.C. Ltd.	100	n/a	British Columbia

0714993 B.C. Ltd.	100	n/a	British Columbia

0715004 B.C. Ltd.	100	n/a	British Columbia

0715007 B.C. Ltd.	100	n/a	British Columbia

1208023 Alberta ULC	100	n/a	Alberta

SUBSIDIARY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION

3102452 Nova Scotia Company	100	n/a	Nova Scotia

3221969 Nova Scotia Company[1]	100	100	Nova Scotia

ACCENT Engineering Consultants Incorporated[2]	40	n/a	Nova Scotia

Amerex International, Inc.	100	n/a	British Virgin Islands

APAI Architecture Inc.	100	n/a	British Columbia

Architectura Inc.	0[3]	100	Alberta

Brentcliffe Financial Services Inc.[4]	100	n/a	Ontario

BVE Development, LLC[5]	100	n/a	Pennsylvania

Coleson Power Group Inc.[2]	50	n/a	New Brunswick

CPV Architects & Engineers Ltd.	100	n/a	British Columbia

Dekko Studio Inc.[4]	100	n/a	Ontario

FaulknerBrowns Chong Partners LLP[6]	50	n/a	Great Britain

FFEB JV, L.L.C.[7]	30	n/a	Delaware

Flood Protection Center, LLC[7]	100	n/a	Kentucky

Fuller, Mossbarger, Scott & May Engineers, Inc.[7]	100	n/a	Kentucky

GKO Power Engineering Ltd.	100	n/a	Alberta

International Insurance Group Inc.	100	n/a	Barbados

I-Tech Group LLC[5]	100	n/a	New York

J. Muller International • Stanley Joint Venture Inc.	30	n/a	New Brunswick

Leestown Leasing, LLC[7]	100	n/a	Kentucky

Murphy Hilgers Architects Inc.[4]	100	n/a	Ontario

NG Projects Inc.[2]	100	n/a	Nova Scotia

Pentacore ADA Consulting, LLC	100	n/a	Nevada

Planning & Stantec Limited	51	n/a	Trinidad and Tobago

Project Delivery Holdings LLC	100	n/a	New York

SUBSIDIARY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION

RiverMorph, LLC[7]	100	n/a	Kentucky

SEA, Incorporated	100	100	Nevada

SSBV Consultants Inc.	33 1/3	n/a	British Columbia

Stantec Architecture Inc.	0[3]	n/a	North Carolina

Stantec Architecture Ltd.	0[3]	n/a	Canada

Stantec Consulting Associates P.C.	0[3]	n/a	New York

Stantec Consulting Caribbean Ltd.	100	n/a	Barbados

Stantec Consulting Inc.	100	100	Arizona

Stantec Consulting International Ltd.	100	100	Canada

Stantec Consulting Ltd.	100	n/a	Canada

Stantec Consulting Massachusetts P.C.	0[3]	n/a	Massachusetts

Stantec Consulting Michigan Inc.	100	n/a	Michigan

Stantec Consulting Services Inc.	100	100	New York

Stantec Delaware LLC[8]	100	n/a	Delaware

Stantec Delaware II LLC[9]	100	n/a	Delaware

Stantec Engineering (Puerto Rico) P.S.C.	0[3]	n/a	Puerto Rico

Stantec Facilities Ltd.	100	n/a	Alberta

Stantec Geomatics Ltd.	50[3]	100	Alberta

Stantec Holdings (Delaware) III Inc.	100	100	Delaware

Stantec Holdings Ltd.	100	100	Alberta

Stantec Holdings II Ltd.[10]	100	n/a	Alberta

Stantec International Enterprises Limited	100	100	Bahamas

Stantec International Limited	100	n/a	Barbados

Stantec Planning and Landscape Architecture, P.C.[11]	0[3]	n/a	Maine

SUBSIDIARY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION

Stantec Technology International Inc.	100	100	Delaware

Teshmont Consultants Inc.	50	n/a	Canada

UEI Associates, Inc.	100	n/a	Texas

UEI Global I, Inc.	100	n/a	Texas

Universal Energy do Brasil Ltda.	100	n/a	Brazil

*	In the context of this annual information form, “restricted shares” means non-voting shares in the capital stock of the Company or a subsidiary of the Company, as the case may be.

1	Incorporated on August 30, 2007.
2
Acquired as part of the acquisition of the Neill and Gunter companies.  See the General Development of the Business section below and the acquisition section of the Description of the Business on page 13.

3	Stantec has entered into an agreement with respect to 100% of the voting shares of this corporation that allows it to direct control over any disposition of the voting shares of this corporation.
4
Acquired as part of the acquisition of Murphy Hilgers Architects Inc.  See the General Development of the Business section below and the acquisition section of the Description of the Business on page 13.

5	Acquired as part of the acquisition of Vollmer Associates LLP. See the General Development of the Business section below and the acquisition section of the Description of the Business on page 13.
6
Acquired as part of the acquisition of Chong Partners Architecture, Inc.  See the General Development of the Business section below and the acquisition section of the Description of the Business on page 13.

7
Acquired as part of the acquisition of Fuller, Mossbarger, Scott & May Engineers, Inc.  See the General Development of the Business section below and the acquisition section of the Description of the Business on page 13.

8	Incorporated on March 20, 2007.
9	Incorporated on August 30, 2007.
10	Incorporated on August 29, 2007.
11	Incorporated on February 8, 2007.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Since our initial public offering in 1994, we have acquired a number of firms in Canada and the United States. The acquisitions completed in 2007 are as follows:

March 2007	Nicolson Tamaki Architects Inc.
April 2007	Vollmer Associates LLP
Land Use Consultants, Inc.
May 2007	Geller DeVellis Inc.
August 2007	Trico Engineering Consultants, Inc.
September 2007	Chong Partners Architecture, Inc.
October 2007	Woodlot Alternatives, Inc.
Neill and Gunter Incorporated
Neill and Gunter Limited
Neill and Gunter (Nova Scotia) Limited
November 2007	Moore Paterson Architects Inc.
Murphy Hilgers Architects Inc./Brentcliffe Financial Services
December 2007	Inc./Dekko Studio Inc.
Fuller, Mossbarger, Scott & May Engineers, Inc. (FMSM)
and Leestown Leasing, L.L.C.

On February 21, 2007, Ivor M. Ruste was appointed to our Board of Directors. Mark E. Jackson was appointed as senior vice president and chief operating officer on May 3, 2007.  E. John (Jack) Finn stepped down from the Board of Directors at the May 3, 2007, annual meeting.

During 2007, we completed 11 acquisitions (see Description of the Business - Acquisitions for more information).

Effective May 17, 2006, we subdivided our shares on a two-for-one basis. During 2006, we completed three acquisitions as described in Description of Business - Acquisitions.

On August 5, 2005, we began trading on the New York Stock Exchange (NYSE) under the symbol SXC. In September 2005, we realigned our organizational structure to address succession planning, provide the foundation for future growth, and incorporate new staff who joined us with the acquisition of The Keith Companies, Inc. (see the Description of the Business section for more information).

We also saw a change in our Board of Directors in November 2005 with the resignation of Neilson A. “Dutch” Bertholf, Jr. and the appointment of Aram H. Keith. Mr. Keith was also appointed vice chairman of the Board of Directors at that time. During 2005, we completed three acquisitions (see Description of the Business - Acquisitions for more information). We also sold our interest in The Spink Corporation, which, at the time of sale, operated our Sacramento-based land survey operations only, and divested our operations in Columbia, South Carolina, and Melville, New York.

Current Trends

We compete in the professional consulting services industry. This industry, which includes engineering, architecture, and environmental sciences consulting, is highly fragmented. We believe that industry trends continue to create acquisition opportunities. Our goal is to continue to increase our size and profitability. This goal will be accomplished partly through the acquisition of established professional consulting firms in Canada, the United States, and internationally. Our principal acquisition focus is in selected regions of the United States and Canada.

DESCRIPTION OF THE BUSINESS

We provide professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. For the requirements of generally accepted accounting principles in Canada and the United States, we have one reportable segment—Consulting Services.

We use a three-dimensional business model, illustrated as follows, which is built on (1) geographic diversification, (2) practice area specialization, and (3) provision of services in all phases of a project’s life cycle. This model allows us to manage risk while pursuing our objective of continued revenue and earnings growth.

We provide services to clients in both the public and private sectors mainly in North America through integrated and discipline-specific consulting and project delivery. Our organization structure gives us both the strength and diversity of a large organization and a strong regional presence to deliver our services locally. Our Consulting Services business unit focuses on providing total infrastructure solutions targeted to five practice areas—Buildings, Environment, Industrial, Transportation, and Urban Land.

Business Units

Consulting Services is our principal focus, and we currently operate in three geographic regions: Canada, the US West, and the US East. Affiliated companies, which account for less than 1% of our revenue, fall within the responsibilities of regional management or with the corporate administration group. We balance our geographic structure and management by also aligning services and management in the five practice areas noted above.

In 2003, we realigned our organizational units to better reflect our balanced regional focus and practice area specialization. The two largest and most mature regional operating units, Canada West and Canada Central, were further divided into smaller subregions. In 2005, the regional operating units were reduced from five to three: Canada, the US East, and the US West. At present, our Canada region includes the subregions of British Columbia, BC Vancouver, Alberta North & Central, Alberta Edmonton Capital Region, Alberta South, Saskatchewan, Manitoba, Ontario West, Ontario GTA (Greater Toronto Area), Ontario East, and Atlantic. Our US East region includes the New England, Great Lakes, Tri-State, Mid-Atlantic, South, and Southeast subregions, and our US West region includes the California South, California Central, California North, Desert, Mountain, and Pacific Northwest subregions.

The five practice areas consist of 15 distinct specialist practice areas, including the following:

1.	Architecture
2.	Buildings Engineering
3.	Program & Project Management
4.	Environmental Infrastructure
5.	Environmental Management
6.	Environmental Remediation
7.	Geotechnical Engineering
8.	Bio/Pharmaceuticals

9.	Manufacturing
10.	Power
11.	Resources
12.	Transportation
13.	Planning & Landscape Architecture
14.	Urban Land Engineering
15.	Surveys/Geomatics

The business units are managed using a matrix organization structure, which balances regional operations with Company-wide practice area service delivery.

The following chart illustrates the breakdown of gross revenue for 2007 and 2006 for Consulting Services:

	2007	2006
Units	(C$000) %	(C$000) %

Consulting Services	$954,619 100%	$816,133 100%

We provide consulting services in eight provinces in Canada, 33 states in the United States, as well as Puerto Rico and other selected international markets. International projects generally have been in the water supply, wastewater treatment, environmental protection, transportation, airports, and health care sectors, often in countries with developing economies.

Our staff and system capabilities allow us to undertake infrastructure and facilities projects of any size. Joint ventures, associations, or subcontract arrangements are often established to deal with larger projects. As a result, we mitigate our overall risk by working on several thousand projects each year, none of which would normally exceed 5% of our revenue.

Our core capabilities in the Consulting Services area are provided through 15 specialist practice areas, most of which can generally be grouped into five broad practice areas: Buildings, Environment, Industrial, Transportation, and Urban Land. Some specialist practice areas, such as Program & Project Management, are offered in all five practice areas.

Buildings Practice Area

We provide comprehensive solutions for the design of buildings. Typical projects include hospitals, educational and recreational facilities, research and technology facilities, airports, office buildings, and commercial centers. Services are delivered through two specialist practice areas: Architecture and Buildings Engineering. Our services cover the full range of design and planning activities from the preconception to the postcompletion of projects and include project/and program definition, facilities planning, architectural design, interior design, and structural, mechanical, electrical, and acoustical engineering. Our projects include new buildings and renovations and expansions to existing structures. In addition, for existing buildings and facilities, we provide expertise in building operating systems, performance engineering, and ongoing tenant improvements. Our clients use us for our sustainable design expertise and for our ability to maximize the efficiency of a building’s existing systems and improve its air quality, lighting, and energy efficiency.

Our clients in the Buildings practice area include private, institutional, and commercial building owners and multinational firms, as well as government agencies and independent authorities, such as airport authorities, transportation commissions, health authorities, and transit systems, that build, administer, and operate public buildings.

Environment Practice Area

We apply our specialized knowledge and experience to develop and manage sustainable solutions for water supply and wastewater disposal for communities and industry; planning and permitting infrastructure projects; ecosystem restorations; and soil-structure interaction evaluations. Services are focused in four specialist practice areas: Environmental Infrastructure, Environmental Management, Environmental Remediation, and Geotechnical Engineering. The services we provide in these areas include planning, permitting, design, construction management, and operations consulting for

•	Wastewater collection systems
•	Water treatment and disposal facilities, including biological/enhanced nutrient removal
•	Infiltration and inflow/combined and sanitary sewer overflow programs
•	Water treatment facilities, including advanced water treatment technologies
•	Dams and reservoirs
•	Water distribution systems
•	Water reclamation and reuse systems
•	Ecosystem restoration programs
•	Channels and levees

We also provide

•	Environmental assessments
•	Environmental site management services
•	Risk assessment services
•	Hazardous waste remediation services
•	Water resources management
•	Watershed planning, including flood control planning
•	Permitting and compliance
•	Environmental review and documentation
•	Subsurface explorations
•	Geologic field mapping
•	Geotechnical laboratory testing
•	Materials investigations
•	Foundation and embankment design
•	Seepage analysis and dewatering studies

Our Environment practice area includes multidisciplinary teams of qualified and experienced engineers, scientists, process specialists, occupational hygienists, and specialists in environmental regulation and policy.

Industrial Practice Area

We provide comprehensive industrial services in five specialist practice areas: Bio/Pharmaceuticals, Manufacturing, Resources, Power, and Program & Project Management. Services are provided to clients principally in the private sector in resources, bio/pharmaceuticals, power generation and transmission, facilities and infrastructure, maintenance and repair facilities, military facilities, utilities, renewable energy, mining, forestry, consumer products, food and beverage, automotive, and general manufacturing areas. Our services to these clients include programming, planning, engineering, construction management, and project management. We also provide specialty services, including occupational health and safety (industrial hygiene and prestart operator safety reviews), system integration, instrumentation and control, electrical energy and power management, facility planning and design, industrial engineering, logistics, material handling, and commissioning. Projects range from the design of pilot versions of new processes to the design, process verification, equipment and materials procurement, and project management for the construction of entire industrial plants. Our Bio/Pharmaceuticals group provides solutions to companies involved in the discovery, research and development, and manufacturing of a wide range of pharmaceutical and biotechnology products.

We reorganized this practice area as of January 1, 2008. The name of the practice area was changed from Industrial & Project Management to Industrial. In addition, the number of specialist practice areas was increased from four to five.

Transportation Practice Area

We offer transportation solutions for the safe and efficient movement of people and goods primarily to public sector clients. Our core services include project management, planning, engineering, construction administration, and infrastructure management related to the transportation sector. We prepare transportation master plans for communities; conduct transportation investment studies; plan and design airport, transit, rail, bridge, and highway facilities; provide administration and support services for the construction of specific projects; and provide ongoing management planning for the safe and efficient upkeep of transportation facilities.

Our broad range of expertise is illustrated by our ability to (1) provide specialized services such as state-of-the-art simulation modeling; (2) evaluate the effectiveness of alternative transportation demand and supply management techniques; (3) prepare investment grade revenue studies for funding transportation projects; (4) provide public consultation and environmental assessment skills to build broad public support for infrastructure plans; and (5) design and implement integrated infrastructure/asset management systems for all types of transportation infrastructure.  We truly can provide services through the life cycle of almost any transportation project.

Urban Land Practice Area

Services in the Urban Land practice area include planning, engineering, surveying, and landscape architecture. These services are provided primarily to the land development, housing, commercial, retail, and real estate industries. Services are delivered through three areas of professional practice: Planning & Landscape Architecture, Urban Land Engineering, and Surveys/Geomatics. We assist our urban land clients through the entire land development process from procurement of the land to master planning of the development, engineering and landscape architectural design, and surveys/geomatics for entitlement and construction. Services include conceptual planning, urban and land planning, master development planning, zoning approval, subdivision and entitlement, boundary and topographic mapping, grading and infrastructure design, landscape architecture, construction administration, and construction surveying.

Acquisitions

The following list summarizes the acquisitions we made during the three most recently completed financial years:

Year	Business Acquired	Nature of Business

2007	Chong Partners Architecture, Inc.	Provides services in architecture, interior design, and planning, principally in California.

2007	Fuller, Mossbarger, Scott & May Engineers, Inc. (including Leestown Leasing, L.L.C.)	Provides services in civil, environmental, geotechnical, structural, and water resources engineering, primarily in Kentucky with additional offices in Ohio, Missouri, Indiana, Georgia, and Tennessee.

Year	Business Acquired	Nature of Business

2007	Geller DeVellis Inc.	Provides planning, landscape architecture, and civil engineering services, principally in Massachusetts.

2007	Land Use Consultants, Inc.	Provides planning, landscape architecture, and civil engineering services, principally in Maine.

2007	Moore Paterson Architects Inc.	Provides architecture, planning, and project management services to Vancouver Island and the Lower Mainland.

2007	Murphy Hilgers Architects Inc. (including Brentcliffe Financial Services Inc. and Dekko Studio Inc.)	Provides planning and design services in Ontario.

2007	Neill and Gunter Incorporated (including Neill and Gunter Limited and Neill and Gunter (Nova Scotia) Limited)	Provides consulting engineering services to the industrial sector from principal offices in New Brunswick, Nova Scotia, and Maine.

2007	Nicolson Tamaki Architects Inc.	Provides architecture services in British Columbia.

2007	Trico Engineering Consultants, Inc.	Provides services in civil engineering, surveying, landscape architecture, and planning in South Carolina.

2007	Vollmer Associates LLP	Provides engineering, architecture, planning, landscape architecture, and survey services, principally in the transportation sector in the US Northeast.

2007	Woodlot Alternatives, Inc.	Provides services in natural resource assessment, permitting, and environmental engineering, principally in the US Northeast from its office base in Maine.

2006	Carinci Burt Rogers Engineering, Inc.	Provides electrical engineering consulting services in Ontario.

2006	Dufresne-Henry, Inc.	Provides multidiscipline engineering and consulting services in the New England states, New York, and Florida.

2006	ACEx Technologies, Inc.	Provides communications system engineering services, principally in the transportation sector.

2005	CPV Group Architects & Engineers Ltd.	Provides architecture, interior design, and structural engineering services in Alberta and British Columbia.

2005	The Keith Companies, Inc.	Provides multidiscipline engineering and consulting services, principally in the urban land sector in California, Oregon, Nevada, Arizona, Texas, Michigan, and Utah.

2005	Keen Engineering Co. Ltd.
Provides consulting engineering services specializing in sustainable mechanical, electrical, and plumbing design for buildings and facilities in British Columbia, Alberta, Ontario, Washington, and California.

We expect that the number of acquisitions we complete will fluctuate from time to time because of the availability of compatible firms on financial terms acceptable to us. In addition, at any given time we may be focusing our efforts on integrating previously acquired firms, which may reduce our acquisition activity.

Generally, we seek to acquire firms with 50 or more employees that will complement one of our existing practice areas or regions or add a new practice area or regional presence. We consider smaller acquisitions in markets in which we have existing operations.

We add to our internal growth when existing clients of newly acquired firms are offered and accept the additional services we provide. Similarly, the services of acquired firms are cross-marketed to our existing clients. We achieve moderate cost savings through the sharing of administrative overhead, such as payroll services, the sharing of office facilities, if possible, and the provision of insurance and centralized financing, which can generally be provided at lower rates than smaller firms can obtain.

Research and Development

We generally conduct research and development in the context of a client’s specific project requirements. Most research and development is conducted in the areas of infrastructure evaluation and management systems, hydraulic modeling of water and wastewater systems, pavement evaluation and management systems, and wastewater treatment.

Employees

As at December 31, 2007, we had approximately 7,800 staff. This total staff number comprises 4,100 professionals, 2,600 technologists and technicians, and 1,100 support personnel.

We are a knowledge-based organization and are always seeking talented and skilled professionals in all of our specialist practice areas. Since the supply of qualified candidates is sometimes limited, we use various recruitment strategies to address staffing needs. Examples of our recruitment strategies include an employee referral bonus program, web site job postings, career fairs, student programs, and the ability to offer geographic mobility.

Competitive Conditions

We work in highly competitive markets and have numerous competitors for all the services we offer. The number and identity of competitors vary widely with the type of service we provide. Moreover, for small to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors; however, some of these competitors have greater financial and other resources than ours. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small to midsize privately held regional firms in the United States and Canada.

We believe that our operating structure, our operating philosophy, our enterprise systems, and the mix and breadth of our professional services differentiate us from other engineering, architecture, and professional consulting firms. Furthermore, we focus on small to midsize projects which differentiates us from some larger competitors.

The principal competitive factors in the services we offer are reputation; experience; breadth and quality of services; technical proficiency; local offices; competitive total project fees; and service delivery. Given the expanding demand for the services we provide, it is likely that additional competitors will emerge. Notwithstanding this increased competition, we believe that we will retain the ability to compete effectively because of our strengths and expertise in engineering, architecture, and related professional services and our track record of service delivery.

We serve many diverse clients in both the private and public sectors. We seek to establish ongoing relationships with clients that are likely to produce repeat business. We are not dependent on any one client or group of clients for our business. No single client represents more than 5% of total revenue.

We offer a range of pricing structures to our clients but primarily offer our services based on either a fixed- or variable-fee contract with a ceiling or a time-and-material contract without a stated ceiling. We secure our assignments primarily based on our expertise and contacts and sometimes on a competitive bidding process.

Social or Environmental Policies

We have adopted an Environment, Health and Safety policy that states that we will carry out the following:

•	Strive to identify, assess, and manage the environmental aspects and impacts associated with the services and products we provide

•	Strive to identify and manage the environmental, health, and safety risks and hazards to which our employees are exposed

•	Help our employees develop an awareness and understanding of the environment, health, and safety issues relevant to their work

•	Strive to comply with legislation, regulations, and appropriate industry standards

•	Monitor and enhance the program through inspections, audits, reviews, investigations, corrective actions, and other processes

•	Encourage internal and external communication regarding environmental, health, and safety issues

We have included this policy in our Environment, Health and Safety manual. The manual sets out a detailed process for ensuring that all employees are familiar with the policy and that appropriate individuals regularly review environment, health, and safety matters.

International Operations

We conduct a portion of our business outside Canada and the United States. Specifically, international operations include operating offices in Barbados and Puerto Rico, as well as ongoing projects in the Caribbean (Barbados, Trinidad, Tobago, St. Lucia, Grenada, the Bahamas, St. Vincent, Bermuda, and Puerto Rico), Asia (China, Taiwan, Japan, and India), South America (Peru, Brazil, Paraguay, and Columbia), and other locations (Cyprus, Mexico, Madagascar, Norway, Kenya, and Abu Dhabi). Such operations accounted for approximately 1% of our revenues in 2007. Some of this work involves political risk, contracts with foreign clients, and working under foreign legal systems.

Dividend Policy

We currently have no plans to pay dividends on our common shares. Instead, we plan to reinvest our net income to continue our corporate strategy of growth. The payment of dividends on common shares in the future will depend on our need to finance growth, our financial condition, and other factors that the Board of Directors may consider appropriate in the circumstances.

RISK FACTORS

Like all professional services firms in the infrastructure and facilities industry, we are exposed to a number of risks in carrying out the day-to-day activities of our operations. Although these risk factors are listed in order of seriousness of outcome, we do not believe that they all have the same risk of occurrence.

Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects.

Demand for the services we offer has been, and is expected to continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions. During economic downturns, the ability of both private and government entities to make expenditures may decline significantly, which would have a material adverse effect on our revenue and profitability. We cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we target.

If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.

We have grown rapidly in the last few years, and we intend to pursue further growth through acquisitions and internal hiring as part of our business strategy. However, there is a risk that we may not be able to manage our growth effectively and efficiently. Our inability to manage our growth could cause us to incur unforeseen costs, time delays, or other negative impacts, any of which could cause a decline in our revenue and profitability. Our rapid growth has presented, and will continue to present, numerous administrative and operational challenges, including the management of an expanding array of engineering and consulting services, the assimilation of financial reporting systems, increased pressure on our senior management, and increased demand on our systems and internal controls. Furthermore, as we expand our service offerings and geographic presence, we may not be able to maintain the current quality of our services.
We may also encounter difficulties in integrating acquisitions that we do make. Acquired businesses may not be profitable, because we may not be successful in generating the same level of operating performance that an acquired company experienced prior to its acquisition. As well, we may not be able to maintain our reputation in an acquired company’s geographic area or service offerings, which may negatively impact our ability to attract and retain clients in those or other areas. Any of these integration issues could divert management’s attention from other business activities and impact our ability to grow our business effectively.

From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.

Acquisitions may bring us into businesses that we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced. Consequently, we may depend in part on the knowledge and expertise of the professional service providers and management teams that we acquire in order to make these business opportunities profitable. New business opportunities frequently bring a learning curve that may require substantial management time, which may create a distraction from our day-to-day business operations. If these business opportunities do not perform as anticipated or are not profitable, our earnings during periods of greater learning may be materially adversely affected, and we may experience a partial or complete loss of our investment.

Adverse weather conditions and natural or other disasters may cause a delay or eliminate net revenue that otherwise would have been realized and thus adversely affect our profitability.

Our field activities are generally performed outdoors and may include professional surveying, resident engineering services, field data surveys and collection, archeology, plant start-up and testing, and plant operations. Certain weather conditions and natural or other disasters, such as fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation and/or completion of our field activities and may hinder the ability of our office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would have been recognized while certain costs continued to be incurred. Adverse weather conditions or disasters may also delay or eliminate our initiation and/or completion of the various phases of work relating to other engineering services that commence concurrent with or subsequent to our field activities. Any delay in the completion of our field, office, and/or other activities may require us to incur additional costs attributable to overtime work necessary to meet our client’s required schedule. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of the contract. As a result, our net revenue and profitability may be adversely affected.

Goodwill and other intangible assets acquired as a result of our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings.

Goodwill and other intangible assets represent approximately 44.9% of our total assets. When we acquire a consulting business, a significant portion of the purchase price for the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price allocated to goodwill is determined by the excess of the purchase price paid by us to acquire the consulting business over the fair value of the net identifiable assets acquired. Canadian and US accounting rules require us to perform an annual impairment test of our goodwill and indefinite life intangible assets. A deterioration in the operating results of such acquired businesses or the failure of these businesses to meet our expectations may adversely affect the carrying value of our goodwill and other indefinite life intangible assets and could result in an impairment of the goodwill associated with such businesses. As part of our annual review of goodwill for impairment, we consider the actual performance of each of our reporting units compared to our expectations and update our future expectations for such reporting units. An impairment of goodwill would be recorded as a charge in our income statement, which could have a material effect on our earnings.

If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making payments on a project to which we have devoted significant resources, it could have a material negative effect on our liquidity as well as on the results of our operations. In addition, in our experience, clients who withhold payment are more likely to bring claims against us and have a higher tendency toward dissatisfaction with the services we provide.

A significant portion of our revenue is derived from clients in the real estate industry. Consequently, our business could suffer materially if there were a downturn in the real estate market.

In 2007, 29.8% (2006 – 34.5%) of our gross revenue was derived from services provided by our Urban Land practice area, the majority (about 85%) of which are related to residential and commercial real estate development projects. Consequently, reduced demand in the real estate market would likely have an adverse impact on our Urban Land practice area. The real estate market, and, therefore, our business, may be impacted by a number of factors, which may include the following:

▪	Changes in employment levels and other general economic conditions

▪	Changes in interest rates and in the availability, cost, and terms of financing

▪	The impact of present or future environmental, zoning, or other laws and regulations

▪	Changes in real estate tax rates and assessments and other operating expenses

▪	Changes in levels of government infrastructure spending and fiscal policies

▪	Natural or human-made disasters and other factors that are beyond our control

A significant decrease in the demand for our real estate-related services could have a material adverse effect on our overall business, including the results of our operations and liquidity.

Stantec and an acquired entity may experience difficulties in integrating the acquired entity’s business into the existing operations of Stantec and so may not realize the anticipated benefits of the acquisition.

Our rationale for acquiring a firm is, in part, predicated on our ability to leverage the combined strengths of the two companies to increase our opportunities and grow our revenue. Integrating an acquired firm’s operations and staff into our own is a complex endeavor, and we may not be able to complete the process rapidly or without encountering difficulties. Successful integration requires, among other things, the assimilation of the firm’s professional services, sales and marketing operations, and information and software systems as well as the coordination of employee retention and hiring and training operations. The diversion of management’s attention to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company’s business and prevent it from realizing the anticipated improvement in professional service offerings, market penetration, and geographic presence that formed the foundation for the acquisition.

The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

Our operations are subject to the risk of third-party claims in the normal course of business, some of which may be substantial. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. Any litigation resulting from our business operations could distract management’s attention from normal business operations, divert financial resources to the defense of such claims, or result in significant attorney fees and damage awards for which we may not be fully insured and which could harm our reputation. Any of these circumstances could adversely affect our profitability.

The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

The markets we serve are highly competitive, and we have numerous competitors for the services we offer. The principal competitive factors include reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and service delivery. The number and identity of competitors vary widely with the type of service we provide. For small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors, and many of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small and midsize, privately held regional firms in the United States and Canada. Generally, competition places downward pressure on our contract prices and profit margins. However, such impact is difficult to quantify. Intense competition is expected to continue in these markets, presenting significant challenges to our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits. We may not be able to compete successfully with such competitors, and such competition could cause us to lose customers, increase expenditures, or reduce pricing, any of which could have a material adverse effect on our earnings and stock price.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

As of December 31, 2007, our backlog was approximately $831 million. However, the revenue projected in our backlog may not be realized or, if realized, may not result in profits. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts reflected in our backlog. Backlog reductions can adversely affect the revenue and profit we actually receive from contracts reflected in our backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of our backlog and the revenue and profits we actually receive. Finally, poor project or contract performance could also impact our profits.

If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.

Our business strategy is to expand into new markets and enhance our position in existing markets through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute share ownership. We may also incur additional debt if we acquire another company, and this could increase our debt repayment obligations, which could have a negative impact on our future liquidity and profitability.

We currently have a $250 million credit facility. However, we have no assurance that debt financing will continue to be available from our current lenders or other financial institutions on similar terms.

We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

We may not be able to locate suitable acquisitions or to consummate any such transactions on terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to locate and may only be available at prices or under terms that are less favorable than in the past. In addition, some of our competitors are much larger than us, have greater financial resources, and can better afford to pay a premium for potential acquisition candidates. If we are unable to effectively compete for or locate suitable acquisitions, our business will not grow in the manner we expect, and we will have difficulty achieving our growth plan.

We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

The demand for our services is related to the level of government funding that is allocated for rebuilding, improving, and expanding infrastructure systems. We derive a significant amount of our revenue from government or government-funded projects and expect to continue to do so in the future. Between 30 and 57% of our gross revenue during the years ended December 31, 2005, through December 31, 2007, was derived from government or government-funded projects. Significant changes in the level of government funding could have an unfavorable impact on our business, financial position, results of operations, and cash flows.

We believe that the success and further development of our business depends, in part, on the continued funding of these government programs and on our ability to participate in these programs. However, governments may not have available resources to fund these programs or may not fund these programs even if they have available financial resources. Some of these government contracts are subject to renewal or extensions annually, so we cannot be assured of our continued work under these contracts in the future. In addition, government agencies can terminate these contracts at their convenience. We may incur costs in connection with the termination of these contracts and suffer a loss of business. As well, contracts with government agencies are sometimes subject to substantial regulation and audit of the actual costs incurred. Consequently, there may be a downward adjustment to our revenue if accrued recoverable costs exceed actual recoverable costs.

Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in US dollars. For the purposes of financial reporting under Canadian GAAP measures, revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. We expect to continue to report our financial results in Canadian dollars in accordance with Canadian GAAP measures. Therefore, if the Canadian dollar were to strengthen relative to the US dollar and other currencies, the amount of net income from our non-Canadian-dollar-denominated business could decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

The value of the Canadian dollar relative to the US dollar is subject to volatility. For example, the average exchange rates for the years ended December 31, 2007; December 31, 2006; and December 31, 2005, for C$1.00 were US$0.93, US$0.88, and US$0.83, respectively. Furthermore, this volatility may continue in the future, and, as discussed above, increases in the strength of the Canadian dollar relative to the US dollar may have a negative impact on the results of our operations.

From time to time, we enter into forward contracts to manage risk associated with net operating assets outside our US operations denominated in US dollars (other than with respect to net operating assets that are owned by US subsidiaries). These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when they occur. As a result, we may not benefit from any weakening of the Canadian dollar relative to the US dollar.

If we are unable to engage qualified subconsultants, we may lose projects, revenue, and clients.

We often contract with outside companies to perform designated portions of the services we provide to our clients. In 2007 subconsultant costs accounted for approximately 8.6% (2006 – 8.6%) of our gross revenue. If we are unable to engage qualified subconsultants, our ability to perform under some of our contracts may be impeded and the quality of our service may decline. As a consequence, we may lose projects, revenue, and clients.

Uncertainties associated with an acquisition or merger or with Stantec as a new owner may cause an acquired entity to lose customers.

An acquired company’s customers may, in response to the announcement of the acquisition, delay or defer decisions concerning their use of the acquired company’s services because of uncertainties related to the consummation of the acquisition, including the possibility that the acquisition may not be completed if all the conditions of the transaction are not fulfilled. This circumstance could have an adverse effect on our revenue and profitability.

We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

We conduct our business under various types of contractual arrangements, most of which are fee-for-service agreements. However, approximately 70% of the dollar value of our contracts in 2007 was based on a fixed-fee or time-and-materials contract with a ceiling on the maximum costs to the client. Under fixed-fee contracts, we perform services at a stipulated price. Under time-and-materials contracts with not-to-exceed provisions, we are reimbursed for the number of labor hours expended at an established hourly rate plus the cost of materials incurred subject, however, to a stated maximum dollar amount for the services to be provided. In both of these types of contracts, we agree to provide our services based on our estimate of the costs a particular project will involve. These estimates are established in part on cost and scheduling projections, which may prove to be inaccurate, or circumstances may arise such as unanticipated technical problems, weaknesses in project management, difficulties in obtaining permits or approvals, changes in local laws, or delays beyond our ability to control, that may make our projections inaccurate. The underestimation of costs for these types of contracts may cause us to incur losses or result in a project not being as profitable as we expect. In addition, projects that are not completed on schedule further reduce profitability because our staff must continue to work on these projects longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

We may have difficulty in attracting and retaining qualified staff, which may affect our reputation in the marketplace and restrict our ability to implement our business strategy.

We derive our revenue almost exclusively from services performed by our employees. Consequently, one of the key drivers of our business is our ability to attract and retain qualified staff.

However, we may not be able to attract and retain the desired number of qualified staff over the short or long term. There is significant competition for staff with the skills necessary for providing our services from major and boutique consulting, engineering, public agency, research, and other professional services firms. Our inability to attract and retain qualified staff could impede our ability to secure and complete engagements, in which event we may lose market share and our revenue and profits could decline. In addition, if our employees were to leave our Company and become competitors of ours, we could lose other employees and some of our existing clients who have formed relationships with such former employees. We could also lose future clients to a former employee as a new competitor. In either event, we could lose clients and revenue, and our profitability could decline.

Reliance on key personnel who may be unable or unwilling to continue their employment may adversely impact our business.

Our operations are dependent on the abilities, experience, and efforts of senior management and other key personnel. If any of these individuals are unable or unwilling to continue their employment with us, and if we do not have a well-developed succession plan prior to their departure, our business, operations, and prospects may be materially adversely affected.

Uncertainties associated with an acquisition may cause a loss of employees.

The ability to attract and retain trained professionals is one of the key drivers of our business and results. Therefore, the success of an acquisition depends in part on our ability to retain key employees of the acquired firm. Competition for qualified staff can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the completion of the acquisition or integration, or a desire not to remain with the combined company. Accordingly, we may be unable to retain key employees to the same extent that we were able to do so in the past.

One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

Although we serve many diverse clients and are not dependent on any one client or group of clients to sustain our business, our reputation for delivering effective and efficient solutions for complex projects is one of our most valuable business development assets. The loss of this reputation due to client dissatisfaction represents a significant risk to our ability to win additional business both from existing clients and from those with whom we may have dealings in the future.

Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.

Inadequate internal controls or disclosure controls over financial reporting could result in material misstatement in our financial statements and related public disclosures. Inadequate controls could also result in system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, fraud, or the inability to continue our business operations.

If fraud occurs and remains undetected, we may have a loss of assets or misstatement in our financial statements.

Fraud may occur and remain undetected, resulting in a loss of assets and/or misstatement in our financial statements and related public disclosures.

Our insurance may not cover all claims for which we may be liable, and expenses related to insurance coverage may adversely impact our profitability.

Although we believe that we have made adequate arrangements for insuring against potential liability claims, these arrangements may be insufficient to cover any particular risk. When it is determined that we have liability, we may not be covered by insurance, or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a “claims-made” basis, covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits, or covered by insurance but subject to a high deductible could result in a significant loss for us, which may reduce our profits and cash available for operations. Moreover, we may become subject to liability that cannot be insured against or against which we may choose not to insure because of high premium costs or for other reasons. Our expansion into new services or geographic areas could result in our failure to obtain coverage for these services or areas, or the coverage being offered may be at a higher cost than our current coverage. Due to the current insurance environment, we have experienced and may continue to experience an increase in our insurance premiums. We may not be able to pass these increases on to our clients in increased billing rates.

Our share price could be adversely affected if a large number of our common shares are offered for sale or sold.

There may be instances in which we negotiate an acquisition where the consideration for the purchase may include Stantec shares. In the event that the acquired entity’s shareholders subsequently decide to dispose of Stantec shares following the acquisition, there could be a large supply of our common shares on the market. If the supply of our common shares is significantly greater than the associated demand, the market price of our common shares may significantly decline and may not recover.

Our share price has historically been subject to volatility. As a result, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.

Our share price has experienced volatility in the past and will likely be volatile in the future. For example, the intraday high and low prices for our common shares on the TSX and New York Stock Exchange (NYSE) during the 52 weeks ended December 31, 2007, were C$39.31 and C$23.70, respectively, and US$39.64 and US$20.10, respectively.

The price of our common shares may fluctuate substantially in the future due to, among other things, the following factors: (1) the failure of our quarterly or annual operating results to meet expectations; (2) the reaction of markets and securities analysts to announcements and developments involving our Company; (3) adverse developments in the worldwide, Canadian, or US economy, the financial markets, or the engineering and consulting services market; (4) changes in interest rates; (5) announcements by key competitors; (6) additions or departures of key staff; (7) announcements of legal proceedings or regulatory matters; or (8) general volatility in the stock market.

In addition, the stock market has experienced volatility that has affected the market prices of the equity securities of many companies and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our common shares to fluctuate substantially.

We may not be able to adequately protect our intellectual property, which could force us to take costly protective measures such as litigation.

To establish and protect our intellectual property rights, we rely on a combination of trademark and trade secret laws, along with licenses, exclusivity agreements, and other contractual covenants. However, the measures we take to protect our intellectual property rights may prove inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and the diversion of resources, may result in counterclaims or other claims against us, and could significantly harm the results of our operations.

Interruption to our systems and network infrastructure could adversely impact our ability to operate.

We rely heavily on computer information, communications technology, and related systems in order to properly operate. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure, and take other steps to improve the efficiency of and protect our systems, systems operation could be interrupted or delayed. In addition, our computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, or similar events or disruptions.  Any of these or other events could cause system interruption, delays, and loss of critical data, could delay or prevent operations, and may adversely affect our operating results.

Increasing awareness of environmental factors may result in the cancellation of major projects by key clients and thus adversely affect our profitability.

As part of increasing awareness of global climate change, some experts have suggested that companies involved in industries that impact the environment may be subject to litigation from governments, shareholders, or environmental activists. The cancellation of major projects due to environmental concerns or significant environmental litigation impacting key clients could affect our future results.

Managing Our Risks

We mitigate our operating, market, and growth and acquisition integration risks through our business strategy and other measures. As mentioned previously, our three-dimensional business model based on geographic, practice area, and life cycle diversification reduces our dependency on any particular industry or economic sector for our income. To help reduce our susceptibility to industry-specific and regional economic cycles and to take advantage of economies of scale in the highly fragmented professional services industry, we intend to continue to diversify our business both in terms of geographic presence and service offerings. From the beginning of 2002 to December 31, 2007, we have completed 35 acquisitions, and we expect to continue to pursue selective acquisitions of businesses that will enable us to enhance our market penetration and increase and diversify our revenue base. We also differentiate our Company from competitors by entering into a diverse range of contracts with a variety of fee amounts. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, access to a plan that provides the benefit of employee share ownership, and opportunities for professional development and enhancement, along with compensation plans that we believe to be competitive, flexible, and designed to reward top performance. In 2007 we completed a number of activities, including the expansion of our Career Development Center with updated content and new in-house programs and training. Launched in

2005, the center is the on-line source for all our learning, coaching and mentoring, and professional and career development resources. It provides access to programs and material on topics such as employee orientation, people skills and leadership, project management, risk mitigation, business development, and financial management, among others. During 2007, we also introduced Ready. Set. Focus!, a revamp of our organization structure and leadership team designed to increase our senior leaders’ involvement with our clients and projects. As well, we continue to improve our project manager and leadership portal dashboard training programs. These programs are intended to make financially related information more visible in order to assist our operations leadership in improving performance and decision making. We recognize that through improved project management across our operations we will increase our ability to deliver projects on schedule and within budget.

Since our operations are dependent on the abilities and efforts of senior management and other key personnel, our Board of Directors and senior leaders are taking the necessary steps to develop and implement a formal plan of succession for management.

To mitigate the risk of fraud, we have various business conduct policies, including our Code of Ethics, Conflict of Interest, and Whistleblower policies. In addition, our Internal Audit team reviews opportunities and indicators for fraud as part of its control evaluation program.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. In addition, we invest resources in a risk management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

To address the risk of being unsuccessful in integrating acquired companies, we have an acquisition and integration program managed by a dedicated acquisition team. The team supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems immediately following an acquisition. In addition, for each acquisition a senior regional or practice leader is appointed to support the integration process. We also have a coordinated integration plan that involves the implementation of our Company-wide information technology and financial management systems as well as provision of “back office” support services from our corporate and regional offices.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares, of which, as at December 31, 2007, no preferred shares and 45,703,935 common shares have been issued and are outstanding.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

Designation of Class	Number of securities that are subject to a contractual restriction on transfer	Percentage of class
Common	5,792	0.01%

The number of common shares issued and outstanding as at December 31, 2007, includes 5,792 common shares issued in connection with the acquisition of The Keith Companies, Inc. to former holders of shares of The Keith Companies, Inc. These shares are subject to restrictions on transfer which mirror the restrictions previously imposed on the holders of The Keith Companies, Inc. shares (the Keith restricted shares). In accordance with Canadian GAAP and US GAAP, the Keith restricted shares are considered to be contingently returnable shares and, therefore, have not been included in the basic earnings per share calculation and the outstanding share data information presented in our management’s discussion and analysis and in the annual financial statements for the year ended December 31, 2007. As at December 31, 2006, 55,666 Keith restricted shares were issued and outstanding. During 2007, restrictions were removed from 22,035 Keith restricted shares, and 27,839 Keith restricted shares were returned for cancellation, with the result that, as at December 31, 2007, 5,792 Keith restricted shares were issued and outstanding. The material rights, privileges, restrictions, and conditions attached to the preferred shares and the common shares (including the Keith restricted shares) are summarized below.

Preferred Shares

The preferred shares may be issued in one or more series, with each series to consist of such number of shares and to have such rights, privileges, restrictions, and conditions as may, before the issue thereof, be determined by our Board of Directors. The holders of the preferred shares as a class are not entitled to receive notice of or to attend any meeting of our shareholders and are not entitled to vote at any such meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law. Each series of preferred shares will rank pari passu with each other series of preferred shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. The preferred shares as a class rank ahead of the common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Common Shares

The holders of common shares are entitled to receive, as and when declared by our Board of Directors, dividends in such amount and in such form as our Board of Directors may from time to time determine. The holders of the common shares are entitled to receive notice of and to attend all meetings of our shareholders and have one vote for each common share held at all such meetings, except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series. The common shares rank behind the preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

MARKET FOR SECURITIES

Our common shares are listed for trading on the TSX under the symbol STN and on the NYSE under the symbol SXC. The intraday trading information on the TSX for the period from January 1, 2007, to December 31, 2007, is set out in the following table:

Month	High (C$)	Low (C$)	Volume*
January	28.86	23.70	1,767,100
February	30.20	26.62	2,053,700
March	33.00	28.86	4,622,100
April	34.68	30.36	2,566,600
May	35.22	32.15	2,764,200

June	36.95	33.20	2,141,600
July	36.00	34.10	2,514,600
August	34.50	29.49	2,424,300
September	35.13	32.35	1,906,500
October	36.99	32.53	1,672,600
November	37.00	31.62	2,395,300
December	39.31	32.62	2,177,200
			29,005,800

* Volume numbers are rounded to the nearest hundred shares.

The intraday trading information on the NYSE for the period from January 1, 2007, to December 31, 2007, is set out in the following table:

Month	High (US$)	Low (US$)	Volume
January	24.44	20.10	317,600
February	25.97	22.72	215,300
March	28.18	24.55	303,900
April	30.93	26.01	470,700
May	32.88	29.13	590,100
June	34.55	31.65	667,350
July	34.50	31.95	642,900
August	32.68	27.53	470,700
September	34.25	31.60	330,600
October	38.94	32.80	346,800
November	39.04	32.25	482,800
December	39.64	32.26	618,750
			5,457,500

* Volume numbers are rounded to the nearest hundred shares.

AUDIT COMMITTEE INFORMATION

Audit Committee Terms of Reference

The responsibilities and duties of our Audit Committee are set out in the committee’s Terms of Reference, the text of which is attached as Appendix I to this annual information form.

Composition of the Audit Committee

Our Audit Committee is made up of the following three members: William (Bill) Grace (Chairman),  Robert Mesel, and Ivor Ruste.

The Board of Directors believes that the composition of the Audit Committee reflects an appropriate level of financial literacy and expertise. Each member of the Audit Committee has been determined by the board to be “independent” and “financially literate” as such terms are defined under applicable Canadian and US securities laws. In addition, the board has determined that each of Mr. Grace, Mr. Ruste, and Mr. Mesel is an “Audit Committee Financial Expert” as such term is defined in the rules and regulations of the U.S. Securities and Exchange Commission. The following is a description of the education and experience of each member of the committee that is relevant to the performance of his responsibilities as a member of the Audit Committee.

William D. Grace is a graduate of the University of Alberta and a Fellow Chartered Accountant. During his business career, he served as the chief financial officer with several Alberta corporations.  From 1988 to 1994, he was a managing partner in the Edmonton office of Price Waterhouse. Mr. Grace is the recipient of several awards, including the Alberta Achievement Award from the province of Alberta, the Lifetime Achievement Award from the Alberta Institute of Chartered Accountants, and the University of Alberta Alumni Award of Excellence. He currently holds a number of corporate directorships with publicly traded companies, including the Forzani Group Ltd., Melcor Developments Ltd., BioMS Medical Corp., Lockerbie & Hole Inc., and with a number of private companies. He is also the independent chairman of the Edmonton Pipe Industry Pension Trust and Health & Welfare Funds, and a director of the Mutual Fund Dealers Association of Canada.  Mr. Grace is a past president of both the Alberta and Canadian Institutes of Chartered Accountants and has been active over the past 25 years in numerous community and professional organizations.

Robert R. Mesel is an experienced business professional with expertise in business development, administration, accounting, and finance. Prior to his retirement in 1998, Mr. Mesel was a director and/or trustee for a number of organizations, including the Financial Executives Institute (Northeast Ohio Chapter), the Ohio Council for Economic Education, the Greater Cleveland Salvation Army, and Canisius College. Mr. Mesel completed his bachelor of business administration in accounting at Canisius College, his master of business administration at State University of New York at Buffalo, and the advanced management program at Harvard Business School. He is also the past president of BP Chemicals Inc. and Chase Brass & Copper Company.

Until December 31, 2007, Ivor M. Ruste was the vice president, finance for EnCana Corporation (an unconventional natural gas and integrated oil company) headquartered in Calgary, Alberta. As of January 1, 2008, Mr. Ruste became EnCana’s executive vice president and chief risk officer. He has a bachelor of commerce (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm) and, just prior to joining EnCana in May 2006, was the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors. Mr. Ruste currently serves on the Board of Governors for the University of Alberta and is chair of the Audit Committee. Mr. Ruste has been involved over the past 27 years in numerous other business, community, and professional activities.

Preapproval Policy

The Audit Committee must preapprove the audit and nonaudit services performed by the independent auditor in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the Audit Committee. Any proposed services exceeding preapproved cost levels will require specific preapproval by the Audit Committee.

External Auditor Service Fees

Aggregate fees paid to Ernst & Young LLP, our external auditor, during the fiscal years ended December 31, 2007 and 2006, were as follows:

Category	Note	2007	2006
Audit Fees	1	C$1,021,000	C$1,056,000
Audit-Related Fees	2	11,000	0
Tax Fees	3	695,000	532,000
Total		C$1,727,000	C$1,588,000

1 Audit Fees - audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.
2 Audit-Related Fees - assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees.”
3 Tax Fees - professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning, including tax advice relating to potential business acquisitions.

DIRECTORS AND OFFICERS

The following table lists the directors of Stantec Inc., current to March 14, 2008, their municipality of residence, and their principal occupation within the five preceding years:

Directors of Stantec

Name and Municipality of Residence	Principal Occupation	Director since

ROBERT J. BRADSHAW[1] Toronto, Ontario, Canada	Chairman, Contor Industries Limited (a holding company that acquires manufacturing companies)	1993

ANTHONY P. FRANCESCHINI Edmonton, Alberta, Canada	President & CEO of Stantec	1994

WILLIAM D. GRACE[1,2] Edmonton, Alberta, Canada	Corporate Director	1994

SUSAN E. HARTMAN[1] Rochester, New York, USA	President and CEO of The Hartman Group (a management consulting firm)	2004

ARAM H. KEITH Irvine, California, USA	Vice Chairman of the Board of Stantec	2005

ROBERT R. MESEL[2] Kiawah Island, South Carolina, USA	Corporate Director	2004

IVOR M. RUSTE[2] Calgary, Alberta, Canada	Executive Vice President and Chief Risk Officer, EnCana Corporation (an unconventional natural gas and integrated oilsands company)	2007

RONALD TRIFFO Edmonton, Alberta, Canada	Chairman of the Board of Stantec	1985

1      Member of Corporate Governance and Compensation Committee
2      Member of Audit Committee

All directors are elected annually. With the exception of Aram H. Keith, who, prior to September 15, 2005, was the chief executive officer and chairman of the Board of The Keith Companies, Inc. (an engineering and consulting firm), a position he held since 1983, and Ivor M. Ruste, who, just prior to joining EnCana Corporation in May 2006, was the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors and who, from 1998 until 2006, was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm), each of the directors of Stantec has been engaged for more than five years in their present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which they currently hold their principal occupation.

William Grace was a director of WavePOINT Systems Inc. from December 2000 until March 2002. On May 29, 2002, WavePOINT Systems Inc. made an assignment pursuant to the Bankruptcy and Insolvency Act (Canada), and a trustee in bankruptcy was appointed.

The following table lists the executive officers of Stantec, current to March 15, 2008, their municipality of residence, and their principal occupation within the five preceding years:

Executive Officers of Stantec

Name and Municipality of Residence	Principal Occupation	Officer Positions Held

Executive Officers of Stantec Inc.

RONALD TRIFFO Edmonton, Alberta, Canada	Chairman of the Board	Chairman of the Board of Stantec Inc.

ARAM H. KEITH Irvine, California, USA	Vice Chairman of the Board	Vice Chairman of the Board of Stantec Inc.

ANTHONY P. FRANCESCHINI Edmonton, Alberta, Canada	President & CEO	President & CEO of Stantec Inc.

DONALD W. WILSON St. Albert, Alberta, Canada	Senior Vice President & CFO	Senior Vice President & CFO of Stantec Inc.

MARK E. JACKSON Waterloo, Ontario, Canada	Senior Vice President & COO	Senior Vice President & COO of Stantec Inc.

JEFFREY S. LLOYD Edmonton, Alberta, Canada	Vice President, Secretary & General Counsel	Vice President, Secretary & General Counsel of Stantec Inc.

Other Executive Officers

Name and Municipality of Residence	Principal Occupation	Officer Positions Held
W. PAUL ALLEN Elmira, Ontario, Canada	Corporate Practice Area Unit Leader, Urban Land	Senior Vice President of certain Stantec Inc. subsidiaries

RICHARD ALLEN Canton, Massachusetts, USA	Regional Operating Unit Leader, US East	Senior Vice President of certain Stantec Inc. subsidiaries

CARL F. CLAYTON Edmonton, Alberta, Canada	Corporate Practice Area Unit Leader, Transportation	Senior Vice President of certain Stantec Inc. subsidiaries

VALENTINO DIMANNO Calgary, Alberta, Canada	Regional Operating Unit Leader, Canada	Senior Vice President of certain Stantec Inc. subsidiaries

ROBERT J. GOMES Edmonton, Alberta, Canada	Corporate Practice Area Unit Leader, Industrial	Senior Vice President of certain Stantec Inc. subsidiaries

JEFFERY KISHEL Longmont, Colorado, USA	Corporate Practice Area Unit Leader, Environment	Senior Vice President of certain Stantec Inc. subsidiaries

ERIC C. NIELSEN Santa Ana, California, USA	Regional Operating Unit Leader, US West	Senior Vice President of certain Stantec Inc. subsidiaries

STANIS I.R. SMITH Burnaby, British Columbia, Canada	Corporate Practice Area Unit Leader, Buildings	Senior Vice President of certain Stantec Inc. subsidiaries

All the above executive officers have held their present position or other positions with us for the past five years, except for Aram H. Keith, who, prior to September 15, 2005, was the chief executive officer and chairman of the Board of The Keith Companies, Inc. (an engineering and consulting firm); Richard Allen, who, prior to April 17, 2006, was president and chief executive officer of Dufresne-Henry, Inc. (an engineering and consulting firm); Jeffery Kishel, who, prior to November 11, 2006, was senior vice president, Strategic Development and Client Services of MWH (an engineering and consulting firm); and Eric C. Nielsen, who, prior to September 15, 2005, was president and chief operating officer of The Keith Companies, Inc. (an engineering and consulting firm).

As a group, the directors of Stantec Inc. and the executive officers of Stantec, as at March 14, 2008, beneficially owned, or controlled or directed, directly or indirectly 1,925,904 (4.22%) of the voting (common) shares of Stantec.

LEGAL PROCEEDINGS

Valerie Parris versus Sear-Brown - Stantec acquired Sear-Brown in April 2004. Sear-Brown provided design services for a roadway in New York State. A multivehicle accident occurred on the roadway on November 28, 2001, ostensibly as a result of one driver’s falling asleep and rear-ending another vehicle. Ms. Parris advanced a civil claim in New York State on or about December 1, 2003, alleging, among other things, negligence in the design and construction of the roadway. Ms. Parris alleges that, as a result of the accident, Alonzo Raynard Parris sustained fatal injuries and his son, Raynard Parris, sustained injury and mental distress. Sear-Brown is one of a number of defendants in the legal proceeding. Damages sought total US$43 million. Sear-Brown’s insurer has responded to the claim. The allegations against Sear-Brown have been denied and are being contested.  This matter was tentatively settled among all parties during mediation in early 2007 for a total settlement pool of $650,000.  Sear-Brown’s insurer agreed to contribute to the settlement pool.  The settlement is subject to New York State Surrogate Court approval, which is pending.

In addition to the Valerie Parris claim noted above, we have other claims and suits pending, both by and against us. These are normal and typical to the industries in which we operate. Where appropriate, these claims have been reported to our and our predecessors’ insurers, who are in the process of adjusting and/or defending them. None are expected to have a material effect on our financial position. The Valerie Parris claim summarized above is included herein because the amount claimed exceeds 10% of our current assets; however, given the tentative settlement, the claim is expected to be resolved with no out-of-pocket cost to Stantec.

TRANSFER AGENT

Computershare Trust Company of Canada is our transfer agent at Computershare’s offices in Calgary, Alberta; Toronto, Ontario; New York, New York; and Denver, Colorado.

MATERIAL CONTRACTS

We did not enter into any material contracts outside the ordinary course of business in 2007. We consider the acquisition of professional services firms to be in the ordinary course of our business.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, 1800 Scotia 2, Scotia Place, 10060 Jasper Avenue, Edmonton, Alberta, T5J 3R8 are the auditors of the Corporation.

The Corporation’s auditors, Ernst & Young LLP, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and have complied with the SEC's rules on auditor independence.

ADDITIONAL INFORMATION

Financial information is provided in our consolidated financial statements and management’s discussion and analysis for our most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular, dated March 14, 2008. Copies of this annual information form, as well as our latest management information circular and annual report (which includes our consolidated financial statements and management’s discussion and analysis) for the year ended December 31, 2007, may be obtained from our web site at www.stantec.com or by mail on request from the secretary, 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. You may also access disclosure documents and any reports, statements, or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities through the Internet on SEDAR at www.sedar.com.

Edmonton, Alberta
March 27, 2008

JEFFREY S. LLOYD
Secretary

APPENDIX I
Stantec Inc.
Audit Committee - Terms of Reference (Mandate)

A.         OVERVIEW AND PURPOSE

The Audit Committee (the “Committee”) is appointed by, and responsible to the Board of Directors (the “Board”). The Committee approves, monitors, evaluates, advises and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting and the accounting control policies and practices of the Corporation. The involvement of the Committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies is an important element of the company’s internal control over financial reporting. The Committee has oversight responsibility for the performance of both the internal auditors (if any) and the external auditors. The Committee also ensures the qualifications and independence of the external auditors. The Committee has oversight of the Corporation’s compliance with legal and regulatory requirements.

It is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

B.         AUTHORITY AND RESPONSIBILITIES

Request such information and explanations in regard to the accounts of the Corporation as the Committee may consider necessary and appropriate to carry out its duties and responsibilities.

Consider any other matters which, in the opinion of the Committee or at the request of the Board, would assist the directors to meet their responsibilities.

Provide reports and minutes of meetings to the Board.

Engage independent counsel and other advisors as may be deemed or considered necessary, and determine the fees of such counsel and advisors. Receive confirmation from management that the Corporation has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C.         MEMBERSHIP

The members of the Committee shall be composed of three independent directors, appointed by the Board, all of whom must be financially literate and at least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC Regulations. For greater clarity, the Board has adopted the definition of independent director as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators.

APPENDIX I

The Chair of the Committee shall be designated by the Board.

Attendance by invitation at all or a portion of Committee meetings is determined by the Committee Chair or its members, and would normally include the CFO of the Corporation, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

D.         FINANCIAL STATEMENTS AND DISCLOSURES

1.	Review, and recommend to the Board for approval, the annual audited financial statements.

2.	Review, and recommend to the Board for approval, the following public disclosure documents:

(a)	the financial content of the annual report;

(b)	the annual management information circular and proxy materials;

(c)	the annual information form, including any regulatory requirements for audit committee reporting obligations;

(d)	the management discussion and analysis section of the annual report; and

(e)	the year-end news release on the earnings of the Corporation.

3.
Review and, if appropriate, to approve and authorize the release of the quarterly unaudited financial statements including management’s discussion and analysis, the quarterly interim report to shareholders and the quarterly press release on earnings of the Corporation. However, in the event that there is a significant or extraordinary matter that, in the opinion of the Committee, should be reviewed by the Board before the release of such information, then the matter shall be referred to the Board for review.

4.
Review with management the procedures that exist for the review of financial information extracted or derived from financial statements which is publicly disclosed by the Corporation other than in the documents listed in section 3. above and periodically, at least annually, assess the adequacy of those procedures.

5.
Review, and recommend to the Board for approval, all annual financial statements, reports of a financial nature, (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports which require approval by the Board prior to submission thereof to any regulatory authority.

6.	Review, and if appropriate, recommend to the Board for approval the Corporation’s filings with the U.S. Securities and Exchange Commission.

7.	Review the audit committee information required as part of the annual information form.

8.
Review with management on an annual basis, the Corporation’s obligations pursuant to guarantees that have been issued and material obligations that have been entered into, and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

APPENDIX I

9.	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required:

(a)	the appropriateness of accounting policies and financial reporting practices used by the Corporation, including alternative treatments that are available for consideration;

(b)	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;

(c)	any new or pending developments in accounting and reporting standards that may affect or impact on the Corporation;

(d)	the impact of the Corporation’s capital structure on current and future profitability, and any off-balance sheet structures;

(e)	any off-balance sheet structures; and

(f)	the key estimates and judgements of management that may be material to the financial reporting of the Corporation.

10.
At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Corporation’s annual and interim financial reporting. Such quality assessment should encompass judgements about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles or methods and judgements about the clarity of disclosures.

11.
Review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

E.         EXTERNAL AUDITOR

12.	Assess the performance and consider the annual appointment of external auditor for recommendation to the Board for ultimate recommendation for appointment by the shareholders.

13.
Review, approve and execute the annual engagement letter with the external auditor, and ensure there is a clear understanding between the Board, the Committee, the external auditor and management that the external auditor reports directly to the shareholders and the Board through the Committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:

(a)	staffing;

(b)	objectives and scope of the external audit work;

(c)	materiality limits;

(d)	audit reports required;

APPENDIX I

(e)	areas of audit risk;

(f)	timetable; and,

(g)	the proposed fees.

14.	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm requirements regarding audit partner rotation.

15.
Approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such non-audit services.

16.
Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the Board. Receive confirmation from management that the Corporation has provided for adequate funding for the payment of compensation to the external auditor.

17.
Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the United States Public Company Accounting Board (PCAOB), and that they are in good standing with the CPAB and the PCAOB.

18.
Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

19.	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the Corporation’s financial reporting.

20.	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:

(a)	any difficulties encountered, or restrictions imposed by management, during the annual audit;

(b)	any significant accounting or financial reporting issues;

(c)
the auditor’s evaluation of the Corporation’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the Committee;

(d)	the auditor’s evaluation of the selection and application of accounting principles and estimates, and the presentation of disclosures;

(e)
the post-audit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

(f)	any other matters which the external auditor should bring to the attention of the Committee.

APPENDIX I

21.
Meet with the external auditor at every meeting of the Committee or as requested by the auditor, without management representatives present; and to meet with management, at least annually or as requested by management, without the external auditor present.

22.
When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

23.	Review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the Corporation.

24.	Receive comments from the external auditor on their assessment of the effectiveness of the Committee’s oversight of internal control over financial reporting.

F.         INTERNAL AUDIT

25.	Review the appointment or termination of the Internal Auditor.

26.	Review and approve the internal audit mandate periodically (at least every 3 years).

27.
Review and approve the annual audit plan of the internal auditor (where applicable), and ensure there is a clear understanding between the Board, the Committee, the internal auditor and management that the internal auditor reports directly to the Board through the Committee. Receive confirmation from management that the Corporation has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:

(a)	staffing;

(b)	objectives and scope of the internal audit work;

(c)	materiality limits;

(d)	audit reports required;

(e)	areas of audit risk;

(f)	timetable; and,

(g)	the proposed budget.

28.	Review with the internal auditor the results of their audit examination including, but not be limited to, the following:

(a)	any difficulties encountered, or restrictions imposed by management, during the audit;

(b)	any significant accounting or financial reporting issues;

(c)	the auditor’s evaluation of the Corporation’s system of internal accounting controls, procedures and documentation;

(d)
the internal audit reports or other material written communications containing any findings or recommendations of the internal auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

APPENDIX I

(e)	any other matters which the internal auditor should bring to the attention of the Committee.

29.	Meet with the internal auditor at every meeting of the Committee or as requested by the internal auditor, without management representatives present.

G.         INTERNAL CONTROLS

30.
Obtain reasonable assurance, by discussions with and reports from management, the external auditor and the internal auditors (where applicable), that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and that the system of internal controls is effectively designed and implemented.

31.	Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual CEO and CFO certificates filed pursuant to securities regulations.

32.	Receive reports from management on all significant deficiencies and material weaknesses identified by management.

33.
Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Corporation, including the use of the Corporation’s assets.

34.	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the Board Chair and the Chief Executive Officer of the Corporation.

H.         COMPLIANCE/RISK/FRAUD

35.
Discuss with management the Corporation’s major risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

36.	Discuss with management the Corporation’s policies and procedures designed to prevent, identify and detect fraud.

37.	In accordance with the Corporation’s Whistle Blower Policy – Complaint Resolution Process, review and determine the disposition of any complaints or correspondence received under the policy.

38.	Discuss with management the Corporation’s policies and procedures designed to ensure an effective compliance and ethics program, including the Corporation’s code of ethics.

39.	Discuss with management and the general counsel any legal matters that may have a material impact on the financial statements or the Corporation’s compliance requirements.

40.	On an annual basis, review the adequacy of the Corporation’s insurance program.

41.
Receive a risk assessment report from management following due diligence, on acquisitions within North America with an enterprise value of $40 million (Canadian or US dollars) or greater, and all acquisitions outside North America, make such further inquiries as considered necessary, and report thereon to the Board. The content of the risk assessment report will be initially developed by the Committee in conjunction with management and will be reviewed annually by the Committee.

APPENDIX I

I.         OTHER

42.	Review, as required, any claims of indemnification pursuant to the by-laws of the Corporation.

43.	Receive a quarterly report from the CFO regarding private aircraft use including itinerary and passenger manifest.

44.	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

45.	Conduct a bi-annual assessment of the effectiveness of the Committee and provide a report thereon to the Board.

46.	Review annually the terms of reference for the Committee and recommend any required changes to the Board.

J.         MEETINGS

47.	Regular meetings of the Committee are held at least four times each year.

48.	Meetings may be called by the Committee Chair or by a majority of the Committee members, and usually in consultation with management of the Corporation.

49.	Meetings are chaired by the Committee Chair or, in the Chair’s absence, by a member chosen by the Committee from among themselves.

50.	A quorum for the transaction of business at any meeting of the Committee is a majority of the appointed members.

51.
The Secretary of the Corporation shall provide for the delivery of notices, agendas and supporting materials to the Committee members at least five (5) days prior to the meeting except in unusual circumstances.

52.	Meetings may be conducted with members present, or by telephone or other communications facilities which permit all persons participating in the meeting to hear or communicate with each other.

53.	A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

54.	The Secretary of the Corporation shall be the secretary for the Committee and shall keep a record of minutes of all meetings of the Committee.

55.
Minutes of the meetings of the Committee shall be distributed by the Secretary of the Corporation to all members of the Committee within seven (7) working days of each meeting, and shall be submitted for approval at the next regular meeting of the Committee.